Contact

www.linkedin.com/in/shamikraja
(LinkedIn)

Top Skills

Node.js

Rust (Programming Language)

Next.js

Languages

Gujurati

Hindi

English

Shamik Raja

Managing Director at WhiteBeard

Islington, England, United Kingdom

Summary

GoldPesa & WhiteBeard are the brainchild of developer and computer engineer Shamik Raja who has extensive experience in digital signal processing, programming, commodities and quantitative science.

Between 2001 and 2006, Raja earned a degree in Electrical & Computer Engineering from the University of British Columbia in Canada. Over the years Raja has focused on research involving the application of principals in digital signal processing to create an automated commodity-buying system that uses algorithmic calculations to navigate complex international commodity and currency markets.

Triomnia is a proprietary quant firm focused on developing advanced trading systems using a combination of principals in the areas of digital signal processing, artificial intelligence, advance mathematics and data science.

Our unique methodology integrates the study of cycles, quantitative models and technical forecasting. By combining the field of digital signal analysis and technical analysis combined with the latest in artificial intelligence and neural networks we have developed strategies that can accurately predict market moves over a short to medium-term time frame.

As a boutique quant firm we believe in quality over quantity. Our team of top minds range in qualifications from PHD and Masters in Engineering to Neuroscience and Physics.

GoldPesa is an amalgamation of Raja's 8 years experience in the precious metals sector combined with over 20 years experience in quantitative science and engineering.

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Experience

WhiteBeard
Chief Executive Officer
August 2024 - Present (1 year 3 months)
London Area, United Kingdom

AI-Powered B-Book Technology - At the core of WhiteBeard innovation is The Pawn, a proprietary AI driven risk management technology that redefines how FX/CFD brokers manage their book. The Pawn leverages digital signal processing, artificial intelligence, advanced mathematics, and data science to dynamically optimize risk decisions in real time.

GoldPesa
Managing Director
January 2020 - Present (5 years 10 months)
Costa Rica

GoldPesa's entire ecosystem is powered by decentralized smart contracts that are ownerless, trustless, immutable, non-upgradable, and censorship-resistant.

GoldPesa tokens are 100% fair-launched with permanently locked liquidity on Uniswap V4, ensuring deep, unfragmented liquidity, full transparency, and absolute stability. No team allocation. No airdrops. No freebies. Simply the world's most advanced form of money.

Triomnia Capital Ltd
Managing Director
December 2018 - Present (6 years 11 months)
London, Greater London, United Kingdom

Triomnia is a proprietary quant firm focused on developing advanced trading systems using a combination of principals in the areas of digital signal processing, artificial intelligence, advance mathematics and data science.

Our unique methodology integrates the study of cycles, quantitative models and technical forecasting. By combining the field of digital signal analysis and technical analysis combined with the latest in artificial intelligence and neural networks we have developed strategies that can accurately predict market moves over a short to medium-term time frame.

Trilogy Precious Metals DMCC
Managing Director

April 2013 - Present (12 years 7 months)
Dubai, UAE

Trilogy Precious Metals has an extensive global network. Its main focus is on trading physical metal specializing in gold.

Trilogy Capital Group Limited

Managing Director

July 2007 - Present (18 years 4 months)

We create companies using quantitative science

Education

The University of British Columbia

Bachelor of Applied Science (B.A.Sc.), Electrical and Computer Engineering · (2001 - 2006)